                                                                    Exhibit 4.14

                         CERTIFICATE OF DESIGNATION OF
                           SERIES B PREFERRED STOCK

                                      OF

                      ANCOR COMMUNICATIONS, INCORPORATED


It is hereby certified that:

     1. The name of the Company (hereinafter called the "Company") is Ancor Communications, Incorporated, a Minnesota corporation.

     2. The articles of incorporation of the Company (the "Articles of Incorporation") authorize the issuance of Five Million (5,000,000) shares of preferred stock, $.01 par value per share, One Thousand One Hundred (1,100) of which have previously been designated as Series A Preferred Stock, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all undesignated preferred shares in one or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

     3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a series of preferred stock to be designated as "Series B Preferred Stock":

     RESOLVED, that Nine Hundred (900) of the Four Million Nine Hundred Ninety Eight Thousand Nine Hundred (4,998,900) authorized but undesignated shares of preferred stock of the Company shall be designated Series B Preferred Stock, $.01 par value per share, and shall possess the rights and preferences set forth below:

     Section 1. Designation and Amount. Nine Hundred (900) shares of the Company's authorized but undesignated preferred stock shall be designated as Series B Preferred Stock (the "Series B Preferred Stock") par value $.01 per share. The Series B Preferred Stock shall have a stated value of Ten Thousand Dollars ($10,000) per share (the "Original Series B Issue Price"), with a five percent (5%) per annum accretion rate as set forth herein.

     Section 2. Rank. The Series B Preferred Stock shall rank: (i) junior to the Company's Series A Preferred Stock and any other class or series of capital stock of the Company hereafter created specifically ranking by its terms senior to the Series B Preferred Stock (collectively, the "Senior Securities"); (ii) prior to all of the Company's Common Stock, $.01 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Company hereafter created specifically ranking by its terms junior to any Series B Preferred Stock (collectively, with the Common Stock, "Junior Securities"); and
(iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series B Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

     Section 3. Dividends. The Series B Preferred Stock will bear no dividends, and the holders of the Series B Preferred Stock ("Holders") shall not be entitled to receive dividends on the Series B Preferred Stock.

     Section 4.  Liquidation Preference.
                 -----------------------

          (a) In the event of any liquidation, dissolution or winding up of the Company ("Liquidation Event"), either voluntary or involuntary, the Holders of shares of Series B Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Company's Articles of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to the sum of (i) the Original Series B Issue Price for each outstanding share of Series B Preferred Stock and
(ii) an amount equal to five percent (5%) of the Original Series B Issue Price per annum for the period that has passed since the date that, in connection with the consummation of the purchase by Holder of shares of Series B Preferred Stock from the Company, the escrow agent first had in its possession funds representing full payment for the shares of Series B Preferred Stock (such amount being referred to herein as the "Premium"). If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series B Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series B Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series B Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which the Holders of each such series are entitled by the Company's Articles of Incorporation and any certificate(s) of designation relating thereto.

          (b) Upon the completion of the distribution required by subsection 4(a), if assets remain in this Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Articles of Incorporation including any duly adopted certificate(s) of designation.

          (c) A sale, conveyance or disposition of all or substantially all of the assets of the Company shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 4; provided further that, a consolidation, merger, acquisition, or other business combination of the Company with or into any other Company or Companies or the effectuation by the Company of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of shall not be treated as a liquidation, dissolution or winding up within the meaning of this
Section 4, but instead shall be treated pursuant to Section 5(e)(iii) hereof. The Company shall not effect any transaction described in this subsection 4(c) unless it first gives thirty (30) days prior notice of such transaction, during which time the Holder shall be entitled to immediately convert any or all of its shares of Series B Preferred Stock into Common Stock at the Conversion Price, as defined below, then in effect, which conversion shall not be subject to the conversion restrictions set forth in Section 5(a), including but not limited to the, the Soft Floor Price, the Modified Variable Conversion Price and the Conversion Quotas, each as defined below.

     Section 5. Conversion. The record Holders of this Series B Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

               (a) Right to Convert. Subject to the restrictions set forth below, each record Holder of Series B Preferred Stock shall be entitled (at the times and in the amounts set forth below) to convert (in multiples of one preferred share) any or all of the shares of Series B Preferred Stock held by such Holder at any time beginning on the date that is five (5) months following the date of the last closing of a purchase and sale of Series B Preferred Stock that occurs pursuant to the offering of the Series B Preferred Stock by the Company which in no event shall be later than March 31, 1997 (the "Last Closing Date"), at the office of the transfer agent for the Series B Preferred Stock (the "Transfer Agent"), into that number of fully-paid and non-assessable shares of Common Stock of the Company calculated in accordance with the following formula (the "Conversion Rate"):

     Number of shares issued upon conversion of one share of Series B Preferred Stock =

                        (.05) (N/365) (10,000) + 10,000
                        -------------------------------
                               Conversion Price
     where,

     . N = the number of days between (i) the date that, in connection with the consummation of the initial purchase of the shares of Series B Preferred Stock from the Company, the escrow agent first had in its possession funds representing full payment for the shares of Series B Preferred Stock for which conversion is being elected, and (ii) the applicable Date of Conversion (as defined in Section 5(b)(iv) below) for the shares of Series B Preferred Stock for which conversion is being elected, and

     . Conversion Price = the lesser of (x) 120% of the average Closing Bid Price, as that term is defined below, for the 5 trading days ending on March 21, 1997 (the "Fixed Conversion Price"), or (y) .85 times the average Closing Bid Price, as that term is defined below, of the Company's Common Stock for the five (5) trading days immediately preceding the date of Conversion, as defined below (the "Variable Conversion Price");

     Beginning on the date that is five (5) months after the Last Closing Date, if the Variable Conversion Price, calculated as set forth above, would be less than seventy percent (70%) of the average Closing Bid Price for the five (5) trading days ending on March 21, 1997 (the "Soft Floor Price"), then the Variable Conversion Price shall instead be calculated as follows ("Modified Variable Conversion Price"):

          Modified Variable Conversion Price = the lesser of (i) the Soft Floor Price or (ii) X% of the average Closing Bid Price, as that term is defined below, of the Company's Common Stock for the five (5) trading days immediately preceding the Date of Conversion, as defined below, where "X" equals:

      Number of Months


      After the Last Closing Date            "X"
      ---------------------------            ---
        5 months to 6 months                 97%
     6 months and 1 day to 7 months          94%
     7 months and 1 day to 8 months          91%
     8 months and 1 day to 9 months          88%
      9 months and 1 day, and after          85%


          Allowed Conversion Amounts.
          ---------------------------

               Conversions At the Fixed Conversion Price:

                    The Holder shall be entitled to convert, at the Fixed Conversion Price, any or all of the shares of Series B Preferred Stock held by such Holder at any time beginning on the date that is five (5) months following the Last Closing Date.

               Conversions At Below the Fixed Conversion Price:

                    At any time beginning on the date that is five (5) months following the Last Closing Date, the Holder shall be entitled to convert, at a Conversion Price that is less than the Fixed Conversion Price, up to twenty percent (20%) of the aggregate number of shares of Series B Preferred Stock initially issued to such Holder. In addition, for each one (1) month period which expires after the date that is five (5) months after the Last Closing Date (each a "Monthly Period"), the Holder shall accrue the right to convert into Common Stock an additional twenty percent (20%) of the aggregate number of shares of Series B Preferred Stock initially issued to such Holder at a Conversion Price that is less than the Fixed Conversion Price (the number of shares that may be converted at any given time at a Conversion Price that is less than the Fixed Conversion Price, in the aggregate, is referred to hereinafter as the "Conversion Quota." In the event that Holder elects not to convert its full Conversion Quota during any Monthly Period, the unconverted amount shall be carried forward and added to the Conversion Quota, and thereafter each Holder may, from time to time, convert any portion of the Conversion Quota at a Conversion Price that is less than the Fixed Conversion Price; provided that, the Holder shall not be entitled to convert, at a Conversion Price that is less than the Fixed Conversion Price, more than one-third (1/3) of the aggregate number of shares of Series B Preferred Stock initially issued to such Holder in any rolling thirty (30) day period. Subsequent to the date that is ten (10) months following the Last Closing Date, there shall be no restrictions on the number of shares of Preferred Stock that may be converted into Common Stock at a Conversion Price that is less than the Fixed Conversion Price. Notwithstanding the above, there shall be no restrictions on the number of shares of Preferred Stock that may be converted into Common Stock at a Conversion Price that is less than the Fixed Conversion Price from and after (i) the time the Company files its Form 10-Q for the quarter ending March 31, 1997, if the Company's balance of cash and marketable securities at the end of such period as reported in such 10-Q is less than Seven Million Dollars ($7,000,000 U.S.), or (ii) the time the Company files its Form 10-Q for the quarter ending June 30, 1997, if the Company's balance of cash and marketable securities at the end of such period as reported in such 10-Q is less than Five Million Dollars ($5,000,000 U.S.), or (iii) the time the Company files its Form 10-Q for the quarter ending September 30, 1997, if the Company's balance of cash and marketable securities at the end of such period as reported in such 10-Q is less than Three Million Dollars ($3,000,000 U.S.).

For purposes hereof, the term "Closing Bid Price" shall mean the closing bid price of the Company's Common Stock as reported by the Nasdaq Small Cap Market, or if not traded on the Nasdaq Small Cap Market, the closing bid price on the over the counter market, the principal national securities exchange or the National Market System on which the Common Stock is so traded and if not available, the mean of the high and low prices on the over the counter market, including but not limited to the Bulletin Board or the Pink Sheets, the principal national securities exchange or the National Market System on which the Common Stock is so traded.

          (b) Mechanics of Conversion. In order to convert Series B Preferred Stock into full shares of Common Stock, the Holder shall (i) fax, on or prior to 11:59 p.m., New York City time (the "Conversion Notice Deadline") on the date of conversion, a copy of the fully executed notice of conversion ("Notice of Conversion") to the Company's designated transfer agent (the "Transfer Agent") for the Series B Preferred Stock stating that the Holder elects to convert, which notice shall specify the date of conversion, the number of shares of Series B Preferred Stock to be converted, the applicable conversion price and a calculation of the number of shares of Common Stock issuable upon such conversion and (ii) surrender or cause to be surrendered to a common courier, for delivery to the office of the Transfer Agent, the original certificates representing the Series B Preferred Stock being converted (the "Preferred Stock Certificates"), duly endorsed for transfer together with a copy of the Notice of Conversion; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the Preferred Stock Certificates are delivered to the Transfer Agent as provided above, or the Holder notifies the Company that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below). In the event that the Preferred Stock Certificates or Notice of Conversion are inadvertently delivered to the Company, the Company will forward such documents to the Transfer Agent as soon as reasonably practicable and conversions made pursuant to such delivery shall be valid. In the case of a dispute as to the calculation of the Conversion Rate, the Transfer Agent shall promptly issue to the Holder the number of shares of Common Stock that are not disputed and shall submit the disputed calculations to the Company's outside accountant via facsimile within three (3) days of receipt of holder's Notice of Conversion. The Company shall cause the accountant to perform the calculations and notify Company and Holder of the results no later than forty-eight (48) hours from the time it receives the disputed calculations. Accountant's calculation shall be deemed conclusive absent manifest error.

                    (i) Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company and its Transfer Agent, and upon surrender and cancellation of the Preferred Stock
Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock

Certificate(s) of like tenor and date. However, Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates if Holder contemporaneously requests Company to convert such Series B Preferred Stock into Common Stock.

                    (ii) Delivery of Certificate Upon Conversion. The Company shall use its best efforts to, or cause its Transfer Agent to, no later than the close of business on the second (2nd) business day and, in any event, no later than the close of business on the third (3rd) business day (the "Deadline") after receipt by the Transfer Agent of all necessary documentation duly executed and in proper form required for conversion, including the original Preferred Stock Certificates to be converted (or after provision for security or indemnification in the case of lost, stolen, destroyed or mutilated certificates, if required) and a copy of the Notice of Conversion, issue and surrender, to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company or another address provided in writing by Holder a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid.

                    (iii) No Fractional Shares. If any conversion of the Series B Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, shall be the next higher number of shares.

                    (iv) Date of Conversion. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date set forth in such Notice of Conversion, provided that the advance copy of the Notice of Conversion is faxed to the Transfer Agent at or before 11:59 p.m., New York City time, on the Date of Conversion. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Date of Conversion. If the original Preferred Stock Certificates representing the Series B Preferred Stock to be converted are not received by the Transfer Agent within fifteen (15) business days after the Date of Conversion (and Holder has not notified the Company of a legitimate reason for delay in delivery) or if the facsimile of the Notice of Conversion is not received by the Transfer Agent prior to the Conversion Notice Deadline, the Notice of Conversion, at the Company's option, may be declared null and void. Notwithstanding the above, if the Holder inadvertently faxes its Notice of Conversion to the Company instead of the Transfer Agent, the Company will forward such documents to the Transfer Agent as soon as reasonably practicable, and such delivery shall not entitle the Company to declare the Notice of Conversion null and void.

               (c) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the Company will immediately take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

                    (d)  Automatic Conversion.

                         (i)  Termination Date and Automatic Conversion. Each
share of Series B Preferred Stock outstanding on the date which is two (2) years after the Last Closing Date or, if not a business day, the first business day thereafter ("Termination Date"), subject to extension as set forth in subsection
(ii) below, automatically shall either (i) be converted ("Automatic Conversion") into Common Stock on such date at the Conversion Price in effect on the Termination Date, and the Termination Date shall be deemed the Date of Conversion with respect to such conversion or, at the Company's option, (ii) be redeemed ("Automatic Redemption") by the Company for cash in an amount equal to the Redemption Price at Company's Election (as defined in Section 6 below) of the shares of Series B Preferred Stock being redeemed. If the Company elects to redeem the Series B Preferred Stock, the Company shall send to the Holders of outstanding Series B Preferred Stock notice (the "Automatic Redemption Notice") on or before the fifth (5th) day immediately preceding the Termination Date, via facsimile, of its intent to effect an Automatic Redemption of the outstanding Series B Preferred Stock. If the Company does not send such notice to Holder on or before such date, an Automatic Conversion shall be deemed to have occurred. If an Automatic Conversion occurs, the Company and the Holders shall follow the applicable conversion procedures set forth in this Certificate of Designation; provided, however, that the Holders are not required to send the Notice of Conversion contemplated by Section 5(b). If the Company elects to redeem the Series B Preferred Stock, each Holder of outstanding Series B Preferred Stock shall send its certificates representing the Series B Preferred Stock to the Company within five (5) days after the later of (i) the date of receipt of the Automatic Redemption Notice from the Company or (ii) the Termination Date, and the Company shall pay the applicable Redemption Price by certified check to each respective Holder within five (5) days of the receipt of such certificates. The Company shall not be obligated to deliver the redemption price unless the certificates representing the Series B Preferred Stock are delivered to the Company, or, in the event one or more certificates have been lost, stolen, mutilated or destroyed, unless the Holder has complied with Section 5(b)(i). If the Company elects to redeem under this Section 5(d) and the Company fails to pay the Holders the redemption price within five (5) days of the Termination Date as required by this Section 5(d), then an Automatic Conversion shall be deemed to have occurred and, upon receipt of the Preferred Stock Certificates, the Company shall deliver to the Holders the certificates representing the number of shares of Common Stock to which the Holders would have been entitled upon Automatic Conversion in accordance with Section 5(b)(ii).

                         (ii) Extension of Termination Date. Notwithstanding the
above, in the event that the sum of (i) the aggregate number of trading days during which the Company is unable to issue shares of Common Stock to a Holder upon a conversion because an insufficient number of shares of Common Stock are reserved and authorized (an "Authorization Delay"), plus (ii) the aggregate number of trading days after the date that is five (5) months after the Last Closing Date during which sales of Common Stock cannot be made pursuant to the Registration Statement (as defined in the Registration Rights Agreement between the Holders and the

Company, dated on or about March 21, 1997) (regardless of the reason, but including without limitation, the Company's failure to have the Registration Statement declared effective by the SEC or the suspension of the effectiveness of the Registration Statement in accordance with Section 6 of such Registration Rights Agreement) (a "Registration Lapse", together with an Authorization Delay, referred to as the "Aggregate Delay"), in the aggregate, exceeds twenty (20) trading days, then the Termination Date shall be extended by the total number of trading days of the Aggregate Delay (a "Termination Extension"). The Company shall provide notice to the Holders and to the Transfer Agent, in writing, of the existence and amount of any Termination Extension (and of the new Termination Date) by the tenth (10th) day of the month following any month in which a Termination Extension accrues.

          (e)  Adjustment to Conversion Rate.

               (i) Adjustment to Fixed Conversion Price, and Soft Floor Price Due to Stock Split, Stock Dividend, Etc. If, prior to the conversion of all of the Series B Preferred Stock, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, or other similar event, the Fixed Conversion Price and the Soft Floor Price shall each be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Fixed Conversion Price, and Soft Floor Price shall each be proportionately increased.

               (ii) Adjustment to Variable Conversion Price. If, at any time when any shares of the Series B Preferred Stock are issued and outstanding, the number of outstanding shares of Common Stock is increased or decreased by a stock split, stock dividend, or other similar event, which event shall have taken place during the reference period for determination of the Conversion Price for any conversion of the Series B Preferred Stock, then the Variable Conversion Price shall be calculated giving appropriate effect to the stock split, stock dividend, combination, reclassification or other similar event for all five (5) trading days immediately preceding the Date of Conversion.

               (iii) Adjustment Due to Merger, Consolidation, Etc. If, prior to the conversion of all Series B Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity (each a "Business Combination Event"), then the Holders of Series B Preferred Stock shall thereafter have the right to receive upon conversion of Series B Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets which the Holder would have been entitled to receive in such transaction had the Series B Preferred Stock been converted immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series B Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Conversion Price and of the number of shares issuable upon conversion of the Series B Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise hereof. The Company shall not effect any transaction described in this subsection 5(e)(iii) unless (a) it first gives thirty (30) days prior notice of such merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event (during which time the Holder shall be entitled to convert its shares of Series B Preferred Stock into Common Stock without the conversion restrictions of Section 5(a), including but not limited to the, the Soft Floor Price, the Modified Variable Conversion Price and the Conversion Quotas) and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligations of the Company under this Certificate of Designation including this subsection 5(e)(iii). Notwithstanding the above, in the event that the Company enters into a Business Combination Event with a privately held company within one (1) year after the Last Closing Date, and the shares of Common Stock issuable upon conversion of Series B Preferred Stock are not covered, during the thirty (30) day period preceding such Business Combination Event, for resale by a current and effective registration statement, the Holder shall have the option, in lieu of the above, to receive from the Company a sum of money equal to the "Redemption Price At Company's Election", as defined in Section 6(b)(i) below.

               (iv) No Fractional Shares. If any adjustment under this Section 5(e) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be the next lower number of shares.

     Section 6.  Redemption by Company.

          (a) Company's Right to Redeem Upon Receipt of Notice of Conversion. If (i) the Conversion Price of the Company's Common Stock is less than the Soft Floor Price (as defined in Section 5(a)) and (ii) the Company provides the Holder with at least two (2) business days advance notice, in writing, that the Company intends to redeem, in cash, any Series B Preferred Stock submitted for conversion during a subsequent specified period of time (a "Period of Redemption Upon Conversion"), then at the time of receipt of a Notice of Conversion pursuant to Section 5, during a Period of Redemption Upon Conversion, the Company shall redeem in whole such Series B Preferred Stock submitted for conversion, immediately prior to and in lieu of conversion ("Redemption Upon Receipt of Notice of Conversion").

               (i) Redemption Price Upon Receipt of a Notice of Conversion. The redemption price per share of Series B Preferred Stock under this Section 6(a) shall be calculated in accordance with the following formula ("Redemption Rate"):

    - "Redemption Rate" =

    [[(.05)(N/365) (10,000)] + 10,000] x Closing Bid Price on Date of Conversion
                                         ---------------------------------------
                                                     Conversion Price

where,

     "N", "Closing Bid Price", "Date of Conversion", and "Conversion Price" shall have the same meanings as defined in Section 5(a).

               (ii) Mechanics of Redemption Upon Receipt of Notice of Conversion. During any Period of Redemption Upon Conversion, the Company shall effect redemptions by giving notice of the Redemption Rate applicable to such redemption, by facsimile, by 5:00 p.m. New York City time the next business day following receipt of a Notice of Conversion from a Holder, and the Company shall provide a copy of such redemption notice by overnight or 2-day courier, to (A) the Holder of the Series B Preferred Stock submitted for conversion at the address and facsimile number of such Holder appearing in the Company's register for the Series B Preferred Stock and (B) the Company's Transfer Agent.

          (b) Company's Right to Redeem at its Election. At any time, commencing one (1) year after the Last Closing, the Company shall have the right, in its sole discretion, to redeem ("Redemption at Company's Election"), from time to time, any or all of the Series B Preferred Stock; provided (i) Company shall first provide thirty (30) days advance written notice as provided in subparagraph 6(b)(ii) below (which can be given beginning on the three hundred thirty-fifth (335th) day after the Last Closing), and (ii) that the Company shall only be entitled to redeem Series B Preferred Stock having an aggregate Stated Value (as defined below) of at least One Million Dollars ($1,000,000). If the Company elects to redeem some, but not all, of the Series B Preferred Stock, the Company shall redeem a pro-rata amount from each Holder of the Series B Preferred Stock.

               (i) Redemption Price At Company's Election. The "Redemption Price At Company's Election" shall be calculated as a percentage of Stated Value, as that term is defined below, of the Series B Preferred Stock redeemed pursuant to this Section 6(b), which percentage shall vary depending on the date of delivery of the Notice of Redemption at Company's Election (as defined below), and shall be determined as follows:

Date of Delivery of Notice of Redemption at Company's Election          % of Stated Value
--------------------------------------------------------------          -----------------
12 months to 18 months following Last Closing Date                              130%
18 months and 1 day and after                                                   125%

     For purposes hereof, "Stated Value" shall mean the original principal amount of Preferred Stock being redeemed, plus the unpaid five percent (5%) per annum accretion being redeemed pursuant to this Section 6(b).

               (ii) Mechanics of Redemption at Company's Election. The Company shall effect each such redemption by giving at least thirty (30) days prior written notice ("Notice of Redemption At Company's Election") to (A) the Holders of the Series B Preferred Stock selected for redemption, at the address and facsimile number of each such Holder appearing in the Company's Series B Preferred stock register and (B) the Transfer Agent, which Notice of Redemption At Company's Election shall be deemed to have been delivered one (1) business day after the Company's mailing (by overnight or 2-day courier, with a copy by facsimile) of such Notice of Redemption At Company's Election. Such Notice of Redemption At Company's

Election shall indicate (i) the number of shares of Series B Preferred
Stock that have been selected for redemption, (ii) the date which such redemption is to become effective (the "Date of Redemption At Company's Election") and (iii) the applicable Redemption Price At Company's Election, as defined in (b)(i) above. Notwithstanding the above, Holder may convert into Common Stock, prior to the close of business on the Date of Redemption at Company's Election, any Series B Preferred Stock which it is otherwise entitled to convert.

          (c) Company Must Have Immediately Available Funds or Credit Facilities. The Company shall not be entitled to effect any redemption or begin any redemption procedure (including the delivery of any notice required by this Section 6) under Section 6(a) or Section 6(b) unless it has:

               (i) the full amount of the redemption price in cash, available in a demand or other immediately available account in a bank or similar financial institution; or

               (ii) immediately available credit facilities, in the full amount of the redemption price with a bank or similar financial institution; or

               (iii) an agreement with any underwriter willing to purchase from the Company a sufficient number of shares of stock to provide proceeds necessary to redeem any stock that is not converted prior to redemption; or

               (iv) a combination of the items set forth in (i), (ii) and (iii) above, aggregating the full amount of the redemption price.

          (d)  Payment of Redemption Price.

          Each Holder submitting Preferred Stock being redeemed under this
Section 6 shall send its Series B Preferred Stock Certificates so redeemed to the Transfer Agent, and the Company shall pay the applicable redemption price to that Holder by certified check within five (5) business days of the Transfer Agent's receipt of Preferred Stock Certificates representing the Series B Preferred Stock to be redeemed. The Company shall not be obligated to deliver the redemption price unless the Preferred Stock Certificates so redeemed are delivered to the Transfer Agent, or, in the event one or more certificates have been lost, stolen, mutilated or destroyed, the Holder has complied with Section 5(b)(i).

          (e) Blackout Period. Notwithstanding the foregoing, the Company may not either send out a redemption notice or effect a redemption pursuant to this Section during a Blackout Period (defined as a period during which the Company's officers or directors would not be entitled to buy or sell stock because of their holding of material non-public information). In the event the Company initiates a redemption during a Blackout Period without having first made public material non-public information, the Company shall disclose the non-public information that resulted in the Blackout Period, and no redemption shall be effected until at least ten (10) days after such disclosure.

     Section 7. Voting Rights. The Holders of the Series B Preferred Stock shall have no voting power whatsoever, and no Holder of Series B Preferred Stock shall vote or otherwise participate in any proceeding in which actions shall be taken by the Company or the shareholders thereof or be entitled to notification as to any meeting of the shareholders except as otherwise provided by the Minnesota Business Corporation Act ("Minnesota Law").

     Notwithstanding the above, Company shall provide Holder with notification of any meeting of the shareholders regarding any major corporate events affecting the Company. In the event of any taking by the Company of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Company, or any proposed liquidation, dissolution or winding up of the Company, the Company shall mail a notice to Holder, at least ten (10) days prior to the record date specified therein, of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time.

     To the extent that under Minnesota Law the vote of the Holders of the Series B Preferred Stock, voting separately as a class, is required to authorize a given action of the Company, the affirmative vote or consent of the Holders of at least a majority of the shares of the Series B Preferred Stock represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Series B Preferred Stock (except as otherwise may be required under Minnesota Law) shall constitute the approval of such action by the class. To the extent that under Minnesota Law the Holders of the Series B Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. Holders of the Series B Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company's by-laws and applicable statutes.

     Section 8. Protective Provision. So long as shares of Series B Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Minnesota Law) of the Holders of at least seventy-five percent (75%) of the then outstanding shares of Series B Preferred Stock, and at least seventy-five percent (75%) of the then outstanding Holders:

          (a) alter or change the rights, preferences or privileges of the Series B Preferred Stock or any other securities of the Company so as to affect adversely the Series B Preferred Stock;

          (b) create any new class or series of stock having a preference over or on parity with the Series B Preferred Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of Series B Preferred Stock;

          (c) do any act or thing not authorized or contemplated by this Certificate of Designation which would result in taxation of the holders of shares of the Series B Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended); or

          (d) issue any additional shares of the Series B Preferred Stock after the Last Closing Date.

     In the event Holders of at least seventy five percent (75%) of the then outstanding shares of Series B Preferred Stock and at least seventy five percent (75%) of the then outstanding Holders agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock, pursuant to subsection (a) above, so as to affect the Series B Preferred Stock, then the Corporation will deliver notice of such approved change to the Holders of the Series B Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and Dissenting Holders shall have the right for a period of thirty (30) days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change (notwithstanding the holding requirements set forth in Section 5(a) hereof), or continue to hold their shares of Series B Preferred Stock subject to the altered rights, preferences or privileges.

     Section 9. Status of Redeemed or Converted Stock. In the event any shares of Series B Preferred Stock shall be redeemed or converted pursuant to Section 5 or Section 6 hereof, the shares so converted or redeemed shall be canceled, shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series B Preferred Stock.

     Section 10. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series B Preferred Stock.

     Section 11. Events of Default. Upon the occurrence of and during the continuation of an Event of Default (as defined below) and upon delivery of a notice of acceleration by any Holder, the Company shall pay to the Holder by certified check within five (5) days of Holder's surrender of its Preferred Stock Certificates, an amount (the "Acceleration Payment") equal to one hundred thirty percent (130%) of the Stated Value of the Holder's outstanding Series B Preferred Stock to the date of payment and all other amounts payable hereunder shall immediately become due and payable, all without demand, presentment, or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, reasonable legal fees and expenses, of collection, and the Holder shall be entitled to exercise all other rights and remedies available at law or equity.

     If the Company fails to pay any amounts due pursuant to this Section 11 within five (5) business days of such amounts being due and payable, then the Holder shall have the right at any time, so long as the Company remains in default, to require the Company, upon written notice, to immediately issue, in lieu of such amounts, the number of shares of Common Stock of the Company equal to the amounts owed by Company to the Holder divided by the Conversion Price then in effect without the conversion restrictions of Section 5(a), including but not limited to the Soft Floor Price, the Modified Variable Conversion Price and the Conversion Quotas) on the date the Company issues shares pursuant to this Section 11.

     The Company shall be required promptly upon its knowledge of an Event of Default hereunder to give notice of such Event of Default to all Holders of Series B Preferred Stock.

     An "Event of Default" shall mean the following:

          (a) Conversion. If the Company fails to issue shares of Common Stock to any Holder upon exercise by such Holder of the Conversion Rights of the Holder in accordance with the terms of this Certificate of Designation, or fails to remove any restrictive legend on any certificate for any shares of Common Stock issued to a Holder upon conversion of any Preferred Stock as and when required by this Certificate of Designation or any Subscription Agreement by and between Company and Holders and any such failure shall continue uncured for ten
(10) business days;

          (b) Breach of Covenant. If the Company breached any material covenant or other material term or condition of this Certificate of Designation or any Subscription Agreement by and between Company and Holder (including the failure to have enough stock available for issuance upon conversion), and such breach continues for a period of thirty (30) days after written notice thereof to the Company from the Holder;

          (c) Breach of Representations and Warranties. Any representation or warranty of the Company made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith (including, without limitation, any Subscription Agreement by and between Company and Holder), shall be false or misleading in any material respect when made;

          (d) Receiver or Trustee. The Company or any subsidiary of the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed;

          (e) Judgments. Any money judgment, writ or similar process shall be entered or filed against the Company or any subsidiary of the Company or any of its property or other assets for more than One Million Dollars ($1,000,000), and shall remain unvacated, unbonded or unstayed for a period or twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld; or

          (f) Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief or debtors shall be instituted by or against the Company or any subsidiary of the Company.

     Section 12. Future Offering of Securities. In the event that in a capital raising transaction, the Company, after the date of this Certificate, issues any Common Stock or debt or equity securities convertible into Common Stock (collectively referred to hereinafter as "Future Equity") and such shares of Common Stock are or will become freely tradable on or prior to six (6) months following the Last Closing Date pursuant to a registration statement or pursuant to an exemption from the registration requirements of the Securities Act of 1933, the Holders of the outstanding Series B Preferred Stock shall have the right, on the date of the closing of such Future Equity transaction and at any time thereafter, to convert any or all of its outstanding Series B Preferred Stock into Common Stock pursuant to the terms of this Certificate of Designation (without the conversion restrictions of Section 5(a), including but not limited to the Soft Floor Price, the Modified Variable conversion Price and the Conversion Quotas)).


Signed on                     , 1997
          --------------------


                              ------------------------------------------
                              Stephen C. O'Hara, Chief Executive Officer

Attest:

--------------------------
Lee B. Lewis, Secretary